

Desjardins Securities International Inc.

Financial Statements

December 31, 2024 and 2023

(stated in U.S. dollars)

FINANCIAL STATEMENTS

Table of Contents

Balance Sheets

(stated in U.S dollars)	Notes	As at December 31, 2024	As at December 31, 2023
ASSETS			
Cash and cash equivalents		$ 10,517,803	$ 9,987,618
Amounts receivable			
From broker-dealers and counterparties		1,526,243	1,493,444
From parent company, without interest or reimbursement terms	6	24,981	28,659
Income tax receivable		—	144,732
		1,551,224	1,666,835
Other assets			
Deposit		100,000	100,000
Prepaid expenses		121,291	64,836
TOTAL ASSETS		$ 12,290,318	11,819,289
LIABILITIES AND EQUITY			
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		$ 203,568	$ 52,637
Accounts payable and accrued liabilities		64,739	62,862
To parent company and affiliates, without interest or reimbursement terms	6	51,781	153,311
Income tax payable		161,556	—
TOTAL LIABILITIES		481,644	268,810
SHAREHOLDER'S EQUITY			
Share capital		3,214,763	3,214,763
Retained earnings		8,593,911	8,335,716
TOTAL SHAREHOLDER'S EQUITY		11,808,674	11,550,479
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 12,290,318	$ 11,819,289

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors

_____ , Director
Danny Charette

_____ , Director
David William Cabel

Statements of Operations

For the years ended December 31, 2024 and 2023

(stated in U.S dollars)	Notes	2024	2023
Revenue			
Commissions		$ 1,007,726	$ 1,410,430
Research services		—	215,799
Foreign exchange gain (loss)		(90,715)	18,926
Net interest		492,454	421,676
		1,409,465	2,066,831
Operation and administration			
Management fees	6	438,808	533,187
Clearing and regulatory fees		67,589	95,177
Business development costs		72,076	43,002
Professional fees		110,006	75,921
Other		19,056	24,033
		707,535	771,320
Income before income taxes		701,930	1,295,511
Income tax expense	4	443,735	277,928
Net income		$ 258,195	$ 1,017,583

See accompanying notes to the Financial Statements.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2024 and 2023

(stated in U.S dollars)	Share capital		Retained earnings		Total	
Balance as at December 31, 2022	$	3,214,763	$	7,318,133	$	10,532,896
Net income		—		1,017,583		1,017,583
Balance as at December 31, 2023	$	3,214,763	$	8,335,716	$	11,550,479
Net income		**—**		**258,195**		**258,195**
Balance as at December 31, 2024	**$**	**3,214,763**	**$**	**8,593,911**	**$**	**11,808,674**

See accompanying notes to the Financial Statements.

Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(stated in U.S. dollars)	2024		2023
Operating activities			
Net income	$	**258,195**	$ 1,017,583
Change in operating assets and liabilities:			
Amounts receivable from and payable to broker-dealers and counterparties, net		**118,133**	(437,972)
Research services receivable		**—**	18,134
Other assets		**(56,456)**	(6,835)
Accounts payable and accrued liabilities		**1,877**	(111)
Income taxes payable		**306,288**	(337,519)
		628,037	253,280
Financing activities			
To parent company and affiliates		**(97,852)**	83,900
		(97,852)	83,900
Increase in cash and cash equivalents		**530,185**	337,180
Cash and cash equivalents, beginning of year		**9,987,618**	9,650,438
Cash and cash equivalents, end of year	$	**10,517,803**	$ 9,987,618
Cash and cash equivalents consist of:			
Cash		**494,873**	511,372
Money market investments		**10,022,930**	9,476,246
Cash and cash equivalents, end of year	$	**10,517,803**	$ 9,987,618

See accompanying notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

Desjardins Securities International Inc. (the Company) was incorporated on January 24, 2001 under the Canada Business Corporations Act. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and US Securities and Exchange Commission (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation) through Desjardins Financial Holding Inc., a wholly owned subsidiary of the Federation, and is therefore a component of Desjardins Group (the Desjardins Group). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

NOTE 2 – ADOPTION OF NEW ACCOUNTING POLICIES

a) Accounting Pronouncement Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to improve annual income tax disclosures by requiring further disaggregation of information in the rate reconciliation and disaggregation of income taxes paid by jurisdiction. This ASU also includes certain other amendments intended to improve the effectiveness of annual income tax disclosures. We expect to adopt this ASU effective January 1, 2025 and the adoption will not affect our financial position or our results of operations, but will result in additional disclosures.

b) Accounting Pronouncement Adopted on January 1, 2024

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve the disclosures about a public entity's reportable segments primarily through improved disclosures about significant segment expenses and other segment related items. We adopted this ASU effective January 1, 2024 and it did not affect our financial position or our results of operations, but resulted in additional disclosures.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available

information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2024 and 2023.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments. Cash equivalents are short-term investments, very liquid, easily convertible into a known cash amount, subject to a negligible risk of a change in value and are not segregated and deposited for regulatory purposes.

e) Accounts receivable

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

The commission receivables include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through an external party Pershing LLC. The receivables balance are settled on a monthly basis. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. In addition, the exposure to credit losses is minimum because the terms of the majority of transactions executed by the parent are RVP/DVP (receipt versus payment/deliver versus payment).

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate

prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statements of Operations.

g) Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

– *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

   The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on settlement date.

– *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organization requires a clearing deposit of $100,000.

i) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

j) Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 12, 2025 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

k) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 41 (2023 – 45) percent of its total revenues from three external customers. The segment revenue and significant expenses for the year ended December 31, 2024 are presented in the statement of operations.

NOTE 4 – INCOME TAXES

	2024	2023
Current	$ 443,735	$ 277,928
Deferred	—	—
	$ 443,735	$ 277,928

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2024	2023
Income taxes at the Canadian combined statutory rate of 26.50% (26.50% in 2023)	$ 186,011	$ 343,311
Change in income taxes resulting from:		
Non-deductible expenses and other	6,880	2,679
Adjustments in respect of current income taxes	(733)	1,072
Exchange remeasurement of current income taxes	748	586
Income taxes on foreign exchange gains on account of capital	250,829	(69,720)
Income tax expense	$ 443,735	$ 277,928

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2021 to 2024.

The Company has no accrual for uncertain tax positions.

NOTE 5 – SHAREHOLDER'S EQUITY

a) Authorized Share Capital

– an unlimited number of voting and participating Class A shares, without par value;

– an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;

– an unlimited number of voting, non-participating Class C shares, without par value;

– an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;

– an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share Capital Issued

	2024	2023
4,075,000 Series A common shares	$ 3,214,763	$ 3,214,763

c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As at December 31, 2024, the Company has a net capital of $9,601,343 which exceeds the required net capital of $100,000 by $9,501,343 (see Note 8).

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company operates under the exempting provisions of Rule 15c 3 3 of the Act, under paragraph (k)(2)(ii) of that Rule. Therefore, the Company is not required to determine customer reserve requirements or provide information for possession or control requirements.

NOTE 6 – RELATED PARTY TRANSACTIONS

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2024	2023
Management fees (parent company)(1)	$ 438,808	$ 533,187
Intercompany commissions revenus (parent company)	78,638	—
Cash (affiliates)	493,107	444,999
Amount receivable from parent company and affiliates	24,981	28,659
Amounts payable to parent company and affiliates	(51,781)	(153,311)

(1) Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

NOTE 7 – FINANCIAL RISK MANAGEMENT

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) Liquidity risk

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

	December 31, 2024	December 31, 2023	Contractual term to maturity
Financial liability			
To broker-dealers and counterparties	$ 203,567	$ 52,637	Due within one year
Accounts payable and accrued liabilities	64,739	62,862	Due within one year
To parent company and affiliates, without interest	51,781	156,311	Without reimbursement terms
Income tax payable	161,556	—	Due within one year

c) Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

NOTE 8 – SCHEDULE OF COMPUTATION OF NET CAPITAL

	2024
Total shareholder's equity as at December 31, 2024	$ 11,808,674
Deduct non-allowable assets	
Cash (affiliates)	493,107
Receivable from parent company	24,981
Receivable from broker-dealers and counterparties	1,468,530
Prepaid expenses	121,291
	2,107,909
Other deductions - Insurance deductible margin on	
securities position and foreign exchange margin	99,422
Net capital	9,601,343
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $ 481,644	100,000
Excess net capital	$ 9,501,343
Ratio: Aggregate indebtedness to net capital	0.0502

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 27, 2025.